FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 9, 2020
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Optibase Ltd. (the “Company”) announces that further to its announcement dated February 11, it wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, has yesterday completed the sale of the Company's portfolio in Germany comprised of twenty-seven (27) separate commercial properties, located mostly in Bavaria, Germany, for a total consideration of EUR 35 million (app. $38.9).

On July 9, 2020, the Company issued a press release entitled “Optibase Ltd. Announces Completion of the Sale of Its German Commercial Properties Portfolio”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 9, 2020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: July 9, 2020